February 4, 2009

Jeffrey Reidler, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010, 100 F Street, NE
Washington, D.C. 20549

Re:	Discovery Laboratories, Inc. Registration Statement on Form S-3 (File No. 333-156237)

Dear Mr. Reidler:

Discovery Laboratories, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3, File No. 333-156237, be accelerated to 12:30 p.m., February 6, 2009, or as soon thereafter as is practicable.

In connection with this letter, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Discovery Laboratories, Inc.

/s/ Mary B. Templeton
Mary B. Templeton, Esq.
Senior Vice President,
Deputy General Counsel

Cc: Bryan Pitko, Division of Corporate Finance, Securities and Exchange Commission